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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING      --------------------
                                                           | SEC FILE NUMBER  |
                                                           |     0-21280      |
                                                           --------------------
                                                           --------------------
                                                           |   CUSIP NUMBER   |
                                                           |                  |
                                                           --------------------

(check one):  [X] Form 10-K and Form 10-KSB [_] Form 20-F  [_] Form 11-K
                    [_] Form 10-Q and Form 10-QSB [_] Form N-SAR

              For Period Ended: December 31, 1996
              [_]  Transition Report on Form 10-K
              [_]  Transition Report on Form 20-F
              [_]  Transition Report on Form 11-K
              [_]  Transition Report on Form 10-Q
              [_]  Transition Report on Form N-SAR
              For the Transition Period Ended:
                                              ----------------------------

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 Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I--REGISTRANT INFORMATION


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Full name of Registrant

G&L Realty Corp.
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

439 North Bedford Drive
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City, State and Zip Code

Beverly Hills, California 90210


PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] |  (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
[X] |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
    |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report of transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
[_] |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.
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PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and 10-KSB, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Registrant is working to resolve certain issues which will have an impact on the Registrant's 1996 financial statements. The Registrant expects to resolve such issues in the near future.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Quentin Thompson                 (310)              248-2230
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the
     registrant was required to file such reports) been filed?
     If answer is no, identify reports.                        [X] Yes  [_] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statement to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates that its Report on Form 10-K for the fiscal year ended December 31, 1996 will reflect net income of approximately $9,311,000, as compared to $3,341,000 for the fiscal year ended December 31, 1995. This increase in net income is the result of continuing operations in the Registrant's medical office building investments, increases in revenues from investments in notes receivable secured by senior care facilities and the $9,311,000 extraordinary gain mainly associated with the cancellation of indebtedness previously secured by one of the Registrant's medical office properties and the associated $4,874,000 loss on disposition of the same property.


                                G&L REALTY CORP.
          ----------------------------------------------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                        G&L Realty Corp.

Date:  March 31, 1997
                                        By:  /s/ QUENTIN THOMPSON
                                           -------------------------------------
                                             Quentin Thompson
                                             Chief Accounting Officer,
                                             Treasurer and Secretary

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